Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

Telephone: (713) 651-5151	Facsimile:	(713) 651-5246

March 29, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Attention:    H. Roger Schwall, Assistant Director

                    John P. Lucas, Staff Attorney

Via EDGAR

Re:  Enbridge Energy Partners, L.P.

   Form 10-K for the Fiscal Year Ended December 31, 2008

   Filed February 19, 2009

   Response Letter dated January 8, 2010

   File No. 1-10934

Dear Ladies and Gentlemen:

We write this letter on behalf of Enbridge Energy Partners, L.P. to respond to the comment letter received from the staff on March 26, 2010, relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”), to our January 8, 2010 response to the comment letter received from the staff on December 3, 2009, to our April 28, 2009 response to the comment letter received from the staff on March 31, 2009, to our August 6, 2009 response to the comment letter received from the staff on July 7, 2009 and to our October 16, 2009 response to the comment letter received from the staff on September 21, 2009. We have responded to each comment by number. For the convenience of the staff, we have repeated the comment immediately preceding the applicable response. In this letter, we refer to Enbridge Energy Partners, L.P. as us or the Partnership, to Enbridge Inc. as Enbridge and the named executive officers as NEOs.

Service Agreement and Allocation of Compensation to the Partnership, page 119

1.	We note your statements that the compensation amounts allocated to the partnership may not exactly reflect the amount of time that a certain NEO devoted to the partnership. Please clarify also the incentive payments allocated to the partnership may not correlate with the results of the partnership as those amounts are determined based on the results of Enbridge and not the partnership itself.

Yes, EEP confirms that in future filings it will include expanded disclosure regarding the allocation of compensation as proposed below.

United States Securities Exchange Commission

March 29, 2010

Since the amount of NEO compensation allocated to us is based on estimates of time spent on our behalf by the particular NEO, the compensation amounts allocated to us may not exactly reflect the amount of time that a certain NEO devoted to our business. In addition, the amounts of any incentive payments to the NEOs that are allocated to us may not correlate directly with the results of operations of the Partnership, since the amount of incentive payments to the NEOs are based on factors that include the results of operations of Enbridge on an enterprise-wide basis or the business unit for which the NEO has responsibility, both of which are broader than the Partnership.

If any member of the staff has questions regarding the foregoing, please contact Laura J. McMahon of this firm at 713-651-5658.

Very truly yours,

/s/ Fulbright & Jaworski L.L.P.
Fulbright & Jaworski L.L.P.

Enclosures

cc:    Mark Maki